                                                     File Nos. 69-362 and 69-412


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM U-3A-2

             Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility
                          Holding Company Act of 1935

                     To Be  Filed Annually prior to March 1

                                   DQE, Inc.
                               (File No. 69-362)
                                      and
                           Duquesne Enterprises, Inc.
                               (File  No. 69-412)

-------------------------------------------------------------------------------

                              (Name of Companies)

                      For the year ended December 31, 1996

  Each of DQE, Inc. and Duquesne Enterprises, Inc., hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"). In support of such claims for exemption the following information is submitted.

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds and interest.

       DQE, Inc. ("DQE") and Duquesne Enterprises, Inc. ("DE") are public utility holding companies incorporated in the Commonwealth of Pennsylvania. DQE is not engaged in any business independent of that conducted through its subsidiaries. DQE has six wholly-owned subsidiaries, Duquesne Light Company ("DLC"), DE, DQE Energy Services, Inc. ("DES"), DQEnergy PARTNERS, Inc. ("DQEnergy"), Montauk, Inc. ("Montauk") and Brighter Light Corporation ("Brighter Light").

       DLC has one wholly-owned subsidiary, Monongahela Light & Power Company which is registered to do business as Duquesne Ventures ("DV"), and is the general partner of Duquesne Capital Limited Partnership ("Duquesne Capital L.P."). DV has three wholly-owned subsidiaries, Diemen-Flevo Co. ("Diemen-Flevo"), Oakridge Resources, Inc. ("Oakridge Resources") and EnviroGas Recovery, Inc. ("EnviroGas"). Oakridge Resources owns a 50% joint-venture interest in Laurel Ventures ("LV").

       DE has five wholly-owned subsidiaries, Allegheny Development Corporation ("ADC"), Property Ventures, Ltd. ("Property Ventures"), Keystone Power Services, Inc. ("Keystone"), Chester Engineers, Inc. ("Chester") and JLK Technology, Inc. ("JLK") and owns approximately 10.5% of the voting securities of Exide Electronics Group, Inc. ("Exide"), 40% of the voting securities of LabCor, Inc. ("LabCor") and 30% of the voting securities of Recra Environmental ("Recra"). JLK owns a 50% joint venture interest in Kommco, L.P. ("Kommco"). Property Ventures owns a 50% joint-venture interest in the Hopewell Partnership. Recra has one wholly-owned subsidiary, Electro-Pure Systems, Inc. ("Electro-Pure"). Chester has three wholly-owned subsidiaries, Chester Engineers of Michigan, Inc. ("Chester Michigan"), CM Services, Inc.("CM"), and Chester Environmental Ohio, Inc. ("Chester Ohio"), and owns a 50% interest in each of Caribbean Environmental & Engineering, Ltd. ("Caribbean"), and joint ventures with Brinjac, Kambic & Associates, Inc., Advanced Technology Systems, Inc., and SSM/Spotts, Stevens and McCoy, Inc. (together, the "Chester Ventures"). Chester also owns the following inactive subsidiaries (the "Chester Inactive Subsidiaries"): New Chester, Inc., Chester Environmental, Limited, and a 50% interest in Integrated Process Technologies, Inc.

          DES has three wholly-owned subsidiaries, DQE Power International ("Power International"), Duquesne Energy, Inc. ("DEN") and DH Energy, Inc. ("DH"). Power International has one wholly-owned subsidiary, ElectroGen International-DQE Power Limited ("EGI-DQE") and owns a 50% joint venture interest in ElectroGen International, L.L.C. ("ElectroGen"). EGI-DQE owns a 50% joint venture interest in ElectroGen Maveli Limited ("Maveli").

          DQEnergy has one wholly-owned subsidiary, Secure Energy, Inc. ("Secure"), and owns an 80% interest in Weatherwise USA LLC ("Weatherwise"). Weatherwise owns a 50% interest in KN Weatherwise LLC ("KN").

       Montauk has two wholly-owned subsidiaries, Bushton Company ("Bushton") and Monticello Corporation ("Monticello"). Bushton has six wholly-owned subsidiaries, Monticello Two Corporation ("Monticello Two"), Carthage Field Corporation ("Carthage Field"), Utrecht Company ("Utrecht"), Schiphol Corporation ("Schiphol"), Alkmaar, Inc. ("Alkmaar") and Amagansett, Inc. ("Amagansett"). Bushton is the general partner of Bushton BCP Investment Partnerships I-IV, L.P. (collectively, "Bushton BCP L.P."), Bushton BFG Investment Partnerships I-IV, L.P. (collectively, Bushton BFG L.P.") and Bushton TRG Investment Partnerships I-V, L.P. (collectively, "Bushton TRG L.P."). Monticello is the general partner of, and Monticello Two is the limited partner of, Monticello Leasing Limited Partnership ("Monticello LP").

  Each of Diemen-Flevo, Monticello L.P., Bushton, Utrecht, Schiphol and Amagansett is a sole beneficiary under one or more business trusts (the "Business

Trusts"), each of which constitutes a subsidiary of DQE within the meaning of the Act. Diemen-Flevo is the beneficial owner of the Diemen-Flevo Trust. Monticello L.P. is the beneficial owner of an unnamed trust (the "Monticello L.P. Trust") of which Fleet National Bank of Connecticut acts as Trustee. Bushton is the beneficial owner of the Bushton Equipment Trust 1991-D of which First Chicago National Bank acts as the Trustee. Utrecht is the sole beneficiary of the UNA Facility Trust No. 2 and Schiphol is the sole beneficiary of the UNA Facility Trust No. 5. Wilmington Trust Company acts as the trustee under each of the UNA Facility Trusts. Alkmaar is the sole beneficiary of the HVC Facility Trust No. 3 (the "HVC Trust"), of which Wilmington Trust Company acts as the trustee.

       All of DQE's and DE's active subsidiaries are organized under the laws of the Commonwealth of Pennsylvania, with the exception of: (i) the Business Trusts; (ii) Montauk, Bushton, Monticello, Monticello Two, Carthage Field, Utrecht, Schiphol, Alkmaar, Amagansett, Monticello L.P., Bushton BCP L.P., Bushton BFG L.P., Bushton TRG L.P., Diemen-Flevo, JLK, Kommco, Electro-Pure, Power International, ElectroGen, Weatherwise, KN and Duquesne Capital L.P., each of which is organized under the laws of Delaware; (iii) LabCor, which is organized under the laws of Oregon; (iv) Recra, which is organized under the laws of New York; (v) Chester Michigan, which is organized under the laws of Michigan; (vi) CM, which is organized under the laws of Kentucky; and (vii) EGI-DQE and Caribbean, which are organized under the laws of the Cayman Islands.

       Each of the Diemen-Flevo Trust, the UNA Facility Trust No. 2, the UNA Facility Trust No. 5 and the HVC Trust are organized under the laws of, and are located in Delaware. The Monticello L.P. Trust is organized under the laws of New York and located in Connecticut. The Bushton Equipment Trust 1991-D is organized under the laws of, and is located in, the State of New York.

          Bushton owns certain limited partnership interests in affordable housing, oil and gas, and energy to waste facility investments. Carthage owns certain business trust interests in oil and gas investments. Amagansett owns certain passive limited liability company interests in landfill gas recovery investments. Montauk owns certain limited partnership interests in an equity securities fund. Because these securities are non-voting and non-controlling, such limited partnerships are not properly considered to be subsidiaries of DQE within the meaning of the Act and, consequently, are not discussed in this filing.

          DLC is a public utility company as defined by the Pennsylvania Public Utility Code and the Public Utility Holding Company Act of 1935. DLC is engaged in the production, transmission, distribution and sale of electric energy and serves an area of approximately 800 square miles, which includes the City of Pittsburgh and municipalities in Allegheny, Beaver and, to a limited extent, Westmoreland counties, Pennsylvania. The population of the area served by DLC, based on 1990 census data, is approximately 1,510,000, of which 370,000 reside in the City of Pittsburgh. At December 31, 1996, DLC had 3,413 employees, including 1,157 employees at its Beaver Valley Power Station. DLC and four other electric utilities serving western Pennsylvania and northern and central Ohio have provided for the construction of jointly-owned base load generating units and for coordination in the operation of their respective electrical systems.

          Oakridge Resources is engaged in marketing coal, leasing coal properties and exploring other business opportunities. Diemen-Flevo is engaged in making investments to accumulate funds for the decommissioning of fossil-fueled power stations. EnviroGas is engaged in gathering, processing and selling coal bed methane gas. LV is engaged in the sale and marketing of coal and the leasing of coal properties.

          DE's business activities are comprised of holding the securities of its subsidiaries and exploring and developing business opportunities.

          ADC's primary business activity is providing energy services for the Pittsburgh International Airport. ADC is not a public utility company as defined by the Pennsylvania Public Utility Code, but is a public utility company as defined by the Public Utility Holding Company Act of 1935. Property Ventures and the Hopewell Partnership are engaged in investing in real estate in the Pittsburgh area. Chester and each of its subsidiaries and joint ventures provide water and wastewater engineering, consulting and related services. LabCor provides inorganic air analytical laboratory services. JLK was formed to hold a 50% limited partnership interest in Kommco, a joint venture formed to offer wireless communications for regional monitoring and control services. Exide is an integrated provider of non-interruptible power quality products, systems and services. Recra provides environmental testing and measurement services.

          DES is a marketing and development company providing energy services including energy/fuel management, energy facility development, co-generation, independent power production and advanced energy systems. Power International owns a 50% interest in ElectroGen, a joint venture formed to develop independent power production facilities abroad. EGI-DQE owns a 50% interest in Maveli, which was formed to develop offshore power projects. DEN is engaged in developing fuel and fuel-related technologies. DH is a single-purpose entity formed to lease, operate and maintain inside-the-fence energy facilities for a third party's manufacturing facilities.

          DQEnergy was formed to participate in energy service ventures. Secure conducts marketing initiatives on behalf of DQEnergy and its affiliates. Weatherwise and KN provide weather-related energy services.

          Montauk, Bushton, Monticello, Monticello Two, Carthage Field, Utrecht, Schiphol, Alkmaar, Amagansett, Monticello L.P., Bushton BCP L.P., Bushton BFG L.P. and Bushton TRG L.P. are pursuing a variety of investment management activities. The Business Trusts were formed to facilitate certain financial transactions entered into in connection with these activities. The Monticello L.P. Trust holds legal title to a bucket wheel excavator and pit spreader in a transaction involving a sale and lease-back to Texas Utilities. The Bushton Equipment Trust 1991-D holds an undivided interest with four other trusts in a natural gas plant in Kansas that is leased back to Enron. Each of the Diemen-Flevo Trust, the UNA Facility Trust No. 2 and the UNA Facility Trust No. 5 is a party to certain financial transactions involving the sale and lease-back of non-voting, non-controlling interests in two generating facilities in the Netherlands. The HVC Trust holds an undivided interest in the lease of a waste to energy facility.

          As of December 31, 1996, DV, Duquesne Capital L.P., Keystone, Electro-Pure, Brighter Light and the Chester Inactive Subsidiaries did not have active operations.

ITEM 2.   Properties

          Neither DQE nor DE owns any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

          The principal properties of DLC consist of electric generating stations, transmission and distribution facilities and supplemental properties and appurtenances, comprising as a whole an integrated electric utility system, located substantially in Allegheny and Beaver counties in southwestern Pennsylvania. DLC owns all or a portion of the following generating units, except its interest in Beaver Valley Unit No. 2, which is leased.


                                          DLC's Share of Net         Net
                                             Demonstrated        Plant Output
                                              Capability          Year Ended
                                          December 31, 1996   December 31, 1996
       Name and Location          Type       (Megawatts)       (Megawatt-hours)
-------------------------------  -------  ------------------  ------------------
                                           Summer    Winter
                                          --------  --------
Cheswick                         Coal        562        570        3,101,155
     Springdale, PA

Elrama                           Coal        474        487        2,572,107
      Elrama, PA

Sammis Unit 7 (1)                Coal        187        187        1,058,157
     Stratton, OH

Eastlake Unit 5 (1)              Coal        186        186          972,750
     Eastlake, OH

Beaver Valley Unit 1 (1)         Nuclear     385        385        2,713,594
     Shippingport, PA

Beaver Valley Unit 2 (1)         Nuclear     113        113          674,893
     Shippingport, PA

Perry Unit 1 (1)                 Nuclear     161        164        1,026,442
     North Perry, OH

Bruce Mansfield Unit 1 (1)       Coal        228        228          965,248
     Shippingport, PA

Bruce Mansfield Unit 2 (1)       Coal         62         62          285,792
     Shippingport, PA

Bruce Mansfield Unit 3 (1)       Coal        110        110          480,342
     Shippingport, PA

Brunot Island                    Oil         160        178           (6,846)
     Brunot Island, PA

Ft. Martin Unit 1 (2)            Coal        276        276        1,215,111
     Maidsville, WV
                                           -----      -----       ----------
Total                                      2,910      2,946       15,058,745
                                           -----      -----       ----------
Property held for future use:
     Brunot Island               Oil          92        128
     Phillips                    Coal        300        300
                                           -----      -----
     Total                                 3,302      3,374
                                           -----      -----

___________________________
(1) Amounts represent DLC's share of the unit which is owned by DLC in common with one or more other electric utilities (or, in the case of Beaver Valley Unit 2, leased by DLC).
(2) Amount represents DLC's share of the unit, which was sold on October 31, 1996.

          DLC owns 24 transmission substations (including interests in common in the step-up transformers at Sammis Unit 7; Eastlake Unit 5; Beaver Valley Unit 1; Beaver Valley Unit 2, Perry Unit 1; Bruce Mansfield Unit 1; Bruce Mansfield Unit 2; and Bruce Mansfield Unit 3) and 562 distribution substations. DLC has 714 circuit-miles of transmission lines, comprised of 345,000, 138,000 and 69,000 volt lines. Street lighting and distribution circuits of 23,000 volts and less include approximately 50,000 miles of lines and cable.

          DLC owns, but does not operate, the Warwick Mine, including 4,849 acres owned in fee of unmined coal lands and mining rights, located on the Monongahela River in Greene County, Pennsylvania, about 83 river miles from Pittsburgh.

          Substantially all of DLC's properties are subject to a mortgage lien of an Indenture of Mortgage and Deed of Trust dated as of April 1, 1992. Certain pollution control facilities are subject to an additional mortgage lien.

          The principal properties of ADC consist of heating and chilling facilities and to a limited extent electrical facilities, consisting of one busduct and three unitized capacitors, comprising as a whole a total energy services facility to provide hot water, chilled water and electric energy to the Pittsburgh International Airport, located in Allegheny County in southwestern Pennsylvania.

ITEM 3.   Electric energy sold, purchased and distributed.

          Neither DQE nor DE sold, distributed or purchased (except for its own use) any kwh of electric energy during 1996.

     (a) DLC sold to customers during 1996, 12,413,632,744 kwh of electric energy at retail and 12,808,000 of electric energy at wholesale. In addition, DLC sold to other utilities during 1996, 3,310,200,000 kwh of electric energy at wholesale. During 1996, ADC sold 90,464,484 kwh of electric energy at retail to a single customer, the County of Allegheny.

     (b) During 1996, neither DLC nor ADC distributed at retail any electric energy outside the Commonwealth of Pennsylvania, the jurisdiction in which DLC and ADC are incorporated.

     (c) DLC sold at wholesale during 1996, 2,818,341,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line. During 1996, ADC did not, nor have the ability to, sell at wholesale any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

     (d) DLC purchased during 1996, 1,186,763,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line. ADC did not purchase any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line during 1996.

ITEM 4. Information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

          Neither DQE nor DE hold any interest directly or indirectly in an EWG or a foreign utility company.

EXHIBIT A

          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

          A consolidating statement of income and surplus of DQE for 1996, together with a consolidating balance sheet of DQE as of December 31, 1996 is attached as Exhibit A-1 (which should be read in conjunction with the Footnotes to Consolidated Financial Statements filed as part of the DQE Annual Report on Form 10-K for the year ended December 31, 1996 (Securities and Exchange Commission File No. 1-10290), and incorporated herein by reference).

          A consolidating statement of income and surplus of DE for 1996, together with a consolidating balance sheet of DE as of December 31, 1996 is attached as Exhibit A-2.

EXHIBIT B


The required financial data schedules are attached as Exhibit 27.1 and
Exhibit 27.2.

EXHIBIT C

          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

          Not applicable.

          Each of the above-named claimants has caused this statement to be duly executed on its behalf by its authorized officers on this 31st day of March, 1997.

ATTEST:                                   DQE



/s/ Diane S. Eismont                      By: /s/ Gary L. Schwass
--------------------                          ------------------
Diane S. Eismont                              Gary L. Schwass
Secretary                                     Executive Vice President, and
                                              Chief Financial Officer


CORPORATE SEAL

ATTEST:                                   DUQUESNE ENTERPRISES



/s/ Joan S. Senchyshyn                    By: /s/ Thomas A. Hurkmans
----------------------                        ---------------------
Joan S. Senchyshyn                            Thomas A. Hurkmans
Assistant Secretary                           President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:


                                             President and
David D. Marshall                        Chief Executive Officer
----------------------------------------------------------------
      (Name)                                       (Title)

DQE
Cherrington Corporate Center
500 Cherrington Parkway, Suite 100
Coraopolis, PA  15108-3184
----------------------------------------------------------------
     (Address)

DQE AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 1996

                                              Duquesne
                                                Light        Duquesne
                                             Company &     Enterprises &     Montauk &     DQE Energy     DQEnergy
                                 DQE        Subsidiaries   Subsidiaries    Subsidiaries     Services      Partners
                                 ___        ------------   ------------    ------------    ----------     --------
Operating Revenues                         $1,176,824,515   $51,467,387   $ 2,800,852

Operating Expenses:
     Operating expense       $ 4,048,501      490,032,798    39,946,534     4,789,585   $ 2,440,752   $ 1,670,856
     Maintenance                               78,386,090
     Depreciation and             50,530      216,337,678     4,560,467                      32,065
      amortization
     Taxes other than            723,352       84,624,687       626,332
      income taxes
                           ----------------------------------------------------------------------------------------

         Total Operating       4,822,383      869,381,253    45,133,333     4,789,585     2,472,817     1,670,856
          Expenses
                           ----------------------------------------------------------------------------------------

Operating Income              (4,822,383)     307,443,262     6,334,054    (1,988,733)   (2,472,817)   (1,670,856)
                           ----------------------------------------------------------------------------------------

Other Income                   7,031,645       22,206,339     5,638,389    42,201,087        57,479       893,177
                           ----------------------------------------------------------------------------------------

Income Before Interest and     2,209,262      329,649,601    11,972,443    40,212,354    (2,415,338)     (777,679)
 Other Charges
                           ----------------------------------------------------------------------------------------

Interest and Other Charges:
     Interest expense             17,724       88,860,119     2,816,534     7,801,063
     Preferred and                              4,045,105                     150,000
      preference stock
      dividends
     Monthly Income
      Preferred Securities                      7,921,355
       dividend
        requirements
                           ----------------------------------------------------------------------------------------

Total Interest and Other          17,724      100,826,579     2,816,534     7,951,063
 Charges
                           ----------------------------------------------------------------------------------------

Income Before Income Taxes     2,191,538      228,823,022     9,155,909    32,261,291    (2,415,338)     (777,679)

Income Taxes                     780,656       83,007,946     2,970,907     1,899,043      (947,642)     (323,000)
                           ----------------------------------------------------------------------------------------

Net Income                   $ 1,410,882   $  145,815,076   $ 6,185,002   $30,362,248   ($1,467,696)  $  (454,679)
                           ========================================================================================

                                                               DQE &
                                            Consolidation   Subsidiary
                                            Eliminations     Companies
                                            ------------  --------------
Operating Revenues                          ($5,898,122)  $1,225,194,632

Operating Expenses:
     Operating expense                       (7,028,964)     535,900,062
     Maintenance                                              78,386,090
     Depreciation and                         1,947,000      222,927,740
      amortization
     Taxes other than                                         85,974,371
      income taxes
                                            ----------------------------

         Total Operating                     (5,081,964)     923,188,263
          Expenses
                                            ----------------------------

Operating Income                               (816,158)     302,006,369
                                            ----------------------------

Other Income                                 (3,238,095)      74,790,021
                                            ----------------------------

Income Before Interest and                   (4,054,253)     376,796,390
 Other Charges
                                            ----------------------------

Interest and Other Charges:
     Interest expense                        (1,341,525)      98,153,915
     Preferred and                                             4,195,105
      preference stock
      dividends
     Monthly Income
      Preferred Securities
       dividend
        requirements                                           7,921,355
                                            ----------------------------

Total Interest and Other                     (1,341,525)     110,270,375
 Charges
                                            ----------------------------

Income Before Income Taxes                   (2,712,728)     266,526,015

Income Taxes                                                  87,387,910
                                            ----------------------------

Net Income                                  ($2,712,728)  $  179,138,105
                                            ============================

These financial statements should be read in conjunction with the DQE Annual Report on Form 10-K.

DQE AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                 Duquesne         Duquesne
                                               Light Company     Enterprises     Montauk &     DQE Energy
                                   DQE         & Subsidiaries   & Subsidiaries & Subsidiaries Services, Inc.
                             --------------  ----------------   -------------  -------------- -------------
Assets:
Current Assets:
Cash and Temporary Cash      $  224,668,262  $   154,413,946   $  5,421,579   $ 25,296,336  $ 1,177,697
 Investments
Receivables                       3,382,363      105,645,240     16,912,892      5,489,982   (1,250,437)
Materials & Supplies:
   Coal                                           19,096,536
   Operating and                                  52,669,088
    Construction
Other Current Assets                               8,828,363      1,021,080     33,101,841
                           ------------------------------------------------------------------------------
Total Current Assets            228,050,625      340,653,173     23,355,551     63,888,159      (72,740)
                           ------------------------------------------------------------------------------
Long-Term Investments:
   Affordable Housing                             12,150,855                   138,118,990
   Natural Gas Reserve                                                          79,915,575
   Leveraged Leases                                                            134,133,841
   Other Leases                                   50,149,310                    35,744,243
   Other                      1,241,886,797       99,966,922     23,114,534      6,439,671        3,000
                           ------------------------------------------------------------------------------
      Total Long-Term         1,241,886,797      162,267,087     23,114,534    394,352,320        3,000
       Investments
                           ------------------------------------------------------------------------------
Property, Plant and
 Equipment:
Electric Plant in Service                      4,275,109,321
Construction Work in                              45,059,270
 Progress
Property Held Under                               99,608,326
 Capital Leases
Property Held for Future                         190,820,638
 Use
Other                               264,055       (1,824,894)   103,094,860     72,339,380      276,249
                           ------------------------------------------------------------------------------
   Total                            264,055    4,608,772,661    103,094,860     72,339,380      276,249
Less Accumulated                              (1,891,300,023)   (15,653,473)   (62,201,118)
 Depreciation and
 Amortization
                           ------------------------------------------------------------------------------
   Property, Plant and              264,055    2,717,472,638     87,441,387     10,138,262      276,249
    Equipment - Net
                           ------------------------------------------------------------------------------
Other Non-Current Assets:
Regulatory Assets                                636,815,810
Other                                             39,877,261      3,168,705      3,640,433       12,568
                           ------------------------------------------------------------------------------
   Total Other Non-Current                0      676,693,071      3,168,705      3,640,433       12,568
    Assets
                           ------------------------------------------------------------------------------
Total Assets                 $1,470,201,477  $ 3,897,085,969   $137,080,177   $472,019,174  $   219,077
                           ==============================================================================

                                                                           DQE &
                                        DQEnergy     Consolidation       Subsidiary
                                        Partners     Eliminations        Companies
                                       ----------  -----------------  ----------------
Assets:
Current Assets:
Cash and Temporary Cash                $        0  $              0   $   410,977,820
 Investments
Receivables                             2,079,275        (2,134,430)      130,124,885
Materials & Supplies:                                                               0
   Coal                                                                    19,096,536
   Operating and                                                           52,669,088
    Construction
Other Current Assets                                    (33,591,657)        9,359,627
                                      -----------------------------------------------
Total Current Assets                    2,079,275       (35,726,087)      622,227,956
                                      -----------------------------------------------
Long-Term Investments:
   Affordable Housing                                                     150,269,845
   Natural Gas Reserve                                                     79,915,575
   Leveraged Leases                                                       134,133,841
   Other Leases                                                            85,893,553
   Other                                             (1,302,934,445)       68,476,479
                                      -----------------------------------------------
      Total Long-Term                           0    (1,302,934,445)      518,689,293
       Investments
                                      -----------------------------------------------
Property, Plant and
 Equipment:
Electric Plant in Service                                               4,275,109,321
Construction Work in                                                       45,059,270
 Progress
Property Held Under                                                        99,608,326
 Capital Leases
Property Held for Future                                                  190,820,638
 Use
Other                                     236,214         2,486,265       176,872,129
                                      -----------------------------------------------
   Total                                  236,214         2,486,265     4,787,469,684
Less Accumulated                                           (790,057)   (1,969,944,671)
 Depreciation and
 Amortization
                                      -----------------------------------------------
   Property, Plant and                    236,214         1,696,208     2,817,525,013
    Equipment - Net
                                      -----------------------------------------------
Other Non-Current Assets:
Regulatory Assets                                                         636,815,810
Other                                                    (2,964,573)       43,734,394
                                      -----------------------------------------------
   Total Other Non-Current                      0        (2,964,573)      680,550,204
    Assets
                                      -----------------------------------------------
Total Assets                           $2,315,489   ($1,339,928,897)  $ 4,638,992,466
                                      ===============================================

These financial statements should be read in conjunction with the DQE Annual
 Report on Form 10-K.

DQE AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET FOR THE YEAR ENDED
DECEMBER 31, 1996

                                                 Duquesne         Duquesne
                                               Light Company    Enterprises     Montauk &     DQE Energy
                                   DQE        & Subsidiaries   & Subsidiaries  Subsidiaries  Services, Inc.
                             ---------------  ---------------  --------------  ------------  --------------
Liabilities and
 Capitalization:
Current Liabilities:
Notes Payable                $            0   $            0   $ 22,749,177  $          0 $         0
Current Maturities and                            70,912,486      1,917,962
 Sinking Fund Req.
Accounts Payable                   (875,641)      84,271,591     12,467,661     2,138,439     276,047
Accrued Liabilities                 815,032       59,019,698        239,126    11,321,809    (131,655)
Dividends Declared               26,958,623        2,371,359
Other                                              4,074,944
                           -----------------------------------------------------------------------------
   Total Current                 26,898,014      220,650,078     37,373,926    13,460,248     144,392
    Liabilities
                           -----------------------------------------------------------------------------
Non-Current Liabilities:
Deferred Income Taxes - Net                      726,517,465      1,460,256    39,792,837    (808,000)
Deferred Investment Tax                          106,201,305
 Credits
Capital Lease Obligations                         28,407,207
Deferred Income                                  139,074,567                   50,218,779
Other                                            191,239,393        163,061    46,915,914         131
                           -----------------------------------------------------------------------------
   Total Non-Current                      0    1,191,439,937      1,623,317   136,927,530    (807,869)
    Liabilities
                           -----------------------------------------------------------------------------
Capitalization:
Long-Term Debt                                 1,271,961,519     20,749,307   150,000,000
                           -----------------------------------------------------------------------------
Non-Redeemable Preferred                         213,608,294
 Stock
Non-Redeemable Preference                         28,996,550
 Stock
Deferred Employee Stock                          (19,532,789)
 Ownership Plan (ESOP)
 Benefit
                           -----------------------------------------------------------------------------
    Total Preferred and                   0      223,072,055              0             0           0
     Preference Stock of
     Subsidiaries
                           -----------------------------------------------------------------------------
Common Shareholders'
 Equity:
Common Stock/Capital          1,016,091,019      825,540,027     75,369,136   165,122,751   2,623,728
 Surplus
Retained Earnings               777,606,477      164,422,353      1,964,491     6,508,645  (1,741,174)
Less Treasury Stock            (350,394,033)
                           -----------------------------------------------------------------------------
   Total Common               1,443,303,463      989,962,380     77,333,627   171,631,396     882,554
    Shareholders' Equity
                           -----------------------------------------------------------------------------
Total Liabilities and        $1,470,201,477   $3,897,085,969   $137,080,177  $472,019,174 $   219,077
 Capitalization
                           =============================================================================

                                                                          DQE &
                                      DQEnergy       Consolidation     Subsidiary
                                      Partners        Eliminations      Companies
                                     -----------     ------------    --------------
Liabilities and
 Capitalization:
Current Liabilities:
Notes Payable                        $        0      ($22,000,000)  $      749,177
Current Maturities and                                                  72,830,448
 Sinking Fund Req.
Accounts Payable                         86,921        (2,134,430)      96,230,588
Accrued Liabilities                     (77,000)      (13,143,219)      58,043,791
Dividends Declared                                       (696,582)      28,633,400
Other                                                                    4,074,944
                                     ---------------------------------------------
   Total Current                          9,921       (37,974,231)     260,562,348
    Liabilities
                                     ---------------------------------------------
Non-Current Liabilities:
Deferred Income Taxes - Net                            (7,873,566)     759,088,992
Deferred Investment Tax                                                106,201,305
 Credits
Capital Lease Obligations                                               28,407,207
Deferred Income                                                        189,293,346
Other                                 2,443,975                        240,762,474
                                     ---------------------------------------------
   Total Non-Current                  2,443,975        (7,873,566)   1,323,753,324
    Liabilities
                                     ---------------------------------------------
Capitalization:
Long-Term Debt                                         (2,964,573)   1,439,746,253
                                     ---------------------------------------------
Non-Redeemable Preferred                                               213,608,294
 Stock
Non-Redeemable Preference                                               28,996,550
 Stock
Deferred Employee Stock                                                (19,532,789)
 Ownership Plan (ESOP)
 Benefit
                                     ---------------------------------------------
    Total Preferred and                       0                 0      223,072,055
     Preference Stock of
     Subsidiaries
                                     ---------------------------------------------
Common Shareholders'
 Equity:
Common Stock/Capital                    316,272    (1,094,560,983)     990,501,950
 Surplus
Retained Earnings                      (454,679)     (170,699,636)     777,606,477
Less Treasury Stock                                   (25,855,908)    (376,249,941)
                                     ---------------------------------------------
   Total Common                        (138,407)   (1,291,116,527)   1,391,858,486
    Shareholders' Equity
                                     ---------------------------------------------
Total Liabilities and                $2,315,489   ($1,339,928,897)  $4,638,992,466
 Capitalization
                                     =============================================

These financial statements should be read in conjunction with the DQE Annual Report on Form 10-K.

                                                                     EXHIBIT A-2

DUQUESNE ENTERPRISES AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996
(THOUSANDS OF DOLLARS)


                                                                                            Property                    Duquesne
                                            Allegheny     Chester     Keystone    JLK       Ventures                  Enterprises &
                                Duquesne   Development Environmental   Power   Technology    Ltd. &     Consolidation  Subsidiary
                               Enterprises Corporation & Subsidiaries Services    Inc.     Subsidiaries Eliminations   Companies
                               ----------- ----------- -------------- -------- ----------  ------------ ------------- -------------
Operating Revenues                    $88      $11,013       $31,069        $0         $0      $9,385          ($78)     $51,477

Operating Expenses:

   Operation Expense               (1,132)       7,607        24,428         0          6      11,693            58       42,660

   Depreciation and
    amortization                       33          749         1,391         0          0       2,387             0        4,560

   Taxes other than income
    taxes                             176          103             0         0          0         345             2          626
                                   ------      -------       -------      ----       ----     -------      --------     --------

      Total operating expenses       (923)       8,459        25,819         0          6      14,425            60       47,846

Operating Income                    1,011        2,554         5,250         0         (6)     (5,040)         (138)       3,631

Other Income                            0            0             0         0          0       7,058             0        7,058
                                   ------      -------       -------      ----       ----     -------      --------     --------

Income Before Interest and
 Other Charges                      1,011        2,554         5,250         0         (6)      2,018          (138)      10,689

Interest and Other Charges:
   Interest Expense                 1,011            0           454         0          0       1,493          (141)       2,817

   Preferred and Preference
    stock dividends                     0            0             0         0          0           0             0            0
                                   ------      -------       -------      ----       ----     -------      --------     --------

Total Interest and Other
 Charges                            1,011            0           454         0          0       1,493          (141)       2,817

Income Before Income Taxes              0        2,554         4,796         0         (6)        525             3        7,872
                                   ------      -------       -------      ----       ----     -------      --------     --------

   Federal income taxes               380          549         1,236         0         (2)     (1,256)            0          907

   State income taxes                   0          330           399         0          0          51             0          780
                                   ------      -------       -------      ----       ----     -------      --------     --------


Net Income                          ($380)      $1,675        $3,161        $0        ($4)     $1,730            $3       $6,185


DUQUESNE ENTERPRISES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
31-Dec-96
(THOUSANDS OF DOLLARS)


                                                                                             Property                    Duquesne
                                             Allegheny     Chester     Keystone     JLK      Ventures                  Enterprises &
                                 Duquesne   Development Environmental   Power    Technology    Ltd. &    Consolidation  Subsidiary
                                Enterprises Corporation & Subsidiaries Services     Inc.    Subsidiaries Eliminations   Companies
                                ----------- ----------- -------------- --------  ---------- ------------ ------------- -------------


ASSETS:
Current Assets:
Cash and Temporary Cash
 Investments                       $1,723           $0        $3,533       $0         $0        $165           $0      $5,421
Receivables                         9,335        4,255        14,670        0          0       1,085      (12,432)     16,913
Other Current Assets                    0            0         1,021        0          0           0            0       1,021
                                  -------      -------       -------      ----      ----     -------     --------    --------
Total Current Assets               11,058        4,255        19,224        0          0       1,250      (12,432)     23,355

Fixed Assets:
Energy Facility                         0       11,106             0        0          0           0            0      11,106
Buildings and Land                      0            0        13,700        0          0      71,175            0      84,875
Office Furniture and
 Equipment                            207           36         6,805        0          0          66            0       7,114
Accumulated Depreciation
 and Amortization                    (91)      (3,710)       (6,409)       0          0      (5,444)           0     (15,654)
                                  -------      -------       -------      ----      ----     -------     --------    --------
Net Fixed Assets                      116        7,432        14,096        0          0      65,797            0      87,441

Other Assets:
Investments in Subsidiaries        57,640            0             0        0          0           0      (57,640)          0
Other Investments                  21,794            0             0        0         (4)      1,322            3      23,115
Other Deferred Debits               1,425            3           220        0          0       1,538          (17)      3,169
                                  -------      -------       -------      ----      ----     -------     --------    --------
Total Other Assets                 80,859            3           220        0         (4)      2,860      (57,654)     26,284

Total Assets                      $92,033      $11,690       $33,540       $0        ($4)    $69,907     ($70,086)   $137,080

LIABILITIES AND STOCKHOLDERS'
 EQUITY:
Current Liabilities:
Notes Payable                     $22,000           $0            $0       $0         $0          $0           $0     $22,000
Current Maturities &
 Sinking Fund Req.                      0            0           749        0          0       1,918            0       2,667
Accounts Payable                    3,545        3,341         9,781        0          0       7,869      (12,428)     12,108
Accrued Liabilities                   119          152           277        0          0          51            0         599
                                  -------      -------       -------      ----      ----     -------     --------    --------
Total Current Liabilities          25,664        3,493        10,807        0          0       9,838      (12,428)     37,374

Long-Term Debt                          0            0        11,273        0          0       9,476            0      20,749

Other Liabilities                   3,189           637            0        0          0        (395)           0       3,431

Stockholders' Equity:
Common Stock                            0           96         4,000        0          0           0       (4,096)          0
Paid-in Capital &
 Treasury Stock                    73,561        6,889         8,103        0          0      50,321      (65,313)     73,561
Retained Earnings                 (10,381)         575          (643)       0         (4)        667       11,751       1,965
                                  -------      -------       -------      ----      ----     -------     --------    --------
Total Stockholders' Equity         63,180        7,560        11,460        0         (4)     50,988      (57,658)     75,526

Total Liabilities and
 Stockholders' Equity             $92,033      $11,690       $33,540       $0        ($4)    $69,907     ($70,086)   $137,080
